December 14, 2012

Amanda Ravitz

Assistant Director

Mary Beth Breslin

Louis Rambo

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

US-Ruquan Dairy Production Int’l, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed December 11, 2012

File No. 333-181349

Dear Ms. Ravitz;

Please find below the Company’s responses to your comment letter of December 12, 2012.

Unaudited Financial Statements, page F-14

Notes to Unaudited Financial Statements, page F-18

1. We note your response to prior comment 6 and, additionally, that your outstanding related party notes payable appear to be significant to your total outstanding liabilities as of September 30, 2012. We further note from your response that you relied upon the guidance in Instruction 1 to Item 404(a) of Regulation S-K to remove the reference to Monica Dong, who is a related party. However, the guidance in the FASB Accounting Standards Codification is applicable to financial statements. As previously requested, please revise your filing to label this notes payable outstanding as of September 30, 2012 as a related party note payable and to provide the disclosures for your related party loans pursuant to the guidance in 850-10-50 and 470-10-50 of the FASB Accounting Standards Codification.

Related party disclosure has been re added to the Notes to the Unaudited Financial Statements and expanded.

Very truly yours,

/s/ Baoshi Wang

Baoshi Wang

President, Chief Executive Officer and Chairman of the Board

US-Ruquan Dairy Production Int’l, Inc.